UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Texas Rare Earth Resources Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

882672108
(CUSIP Number)

JOHN C. TUMAZOS
11 Yellow Brook Road
Holmdel, NJ 07733
(732) 444-1083
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 882672108

1	NAME OF REPORTING PERSON JOHN C. TUMAZOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,513,597 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,513,597 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,597 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

* Includes 149,000 Shares underlying warrants and 475,000 Shares underlying options that are currently exercisable.

CUSIP NO. 882672108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, par value $0.01 (the “Shares”), of Texas Rare Earth Resources Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 539 West El Paso Street, Sierra Blanca, Texas 79851.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by John C. Tumazos.  Mr. Tumazos is referred to as the “Reporting Person.”

(b)           The principal business address of the Reporting Person is 11 Yellow Brook Road, Holmdel, NJ 07733.

(c)           The principal occupation of the Reporting Person is serving as the president and CEO of John Tumazos Very Independent Research, LLC, a registered investment advisor.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of 1,889,597 Shares owned directly by the Reporting Person is approximately $797,938, including brokerage commissions.  Such Shares were acquired with personal funds.  The Reporting Person also owns (a) options that are currently exercisable to purchase 475,000 Shares awarded to him in his capacity as a former director of the Issuer and (b) warrants that are currently exercisable to purchase 149,000 Shares received in exchange for assistance with a financing of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

CUSIP NO. 882672108

The Reporting Person purchased the securities of the Issuer based on his belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase of additional securities desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On May 27, 2013, the Reporting Person resigned as a director and non-executive chairman of the Board of Directors of the Issuer (the “Board”).  In connection with his resignation, the Reporting Person submitted a letter to the Issuer dated June 3, 2013.  In the letter, the Reporting Person outlined his thoughts regarding the strategic direction of the Issuer and expressed his opinion that the Issuer should be sold in 2013 rather than seek a financing by mid-2014 to continue various stages of mine studies beyond 2013.  A copy of the letter is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The Reporting Person believes the Issuer has reached a decisive point where the Board needs to take clear action to maximize shareholder value.  The Reporting Person is concerned financial markets will begin to focus on the Issuer’s liquidity, because the majority of the Issuer’s August 1, 2012 cash balances were expended in the first nine months of this Board’s tenure through April 30, 2013.  Given the Issuer’s dwindling cash balances, the Reporting Person is also concerned investors may begin to question the Board’s and management’s budgeting of remaining cash balances and/or available liquidity strategies because of an increased sensitivity to dilutive measures.

Instead, the Reporting Person favors immediate measures to maximize shareholder value, specifically the appointment of a Special Independent Committee of the Board that would retain its own counsel and financial advisors to explore all strategic alternatives.  The Reporting Person believes the Board has an excellent opportunity to take advantage of the metallurgical successes announced by the Issuer between March 20, 2013 and May 8, 2013 and related studies, which he believes have made the Issuer marketable.  As a result, the Reporting Person believes the Issuer should be sold on terms most favorable to all shareholders and its Round Top rare earth/polymetallic/rare mineral project in West Texas should be advanced by a better capitalized firm with more in-house expertise.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and engage in discussions with management, the Board and stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, Board composition, ownership structure or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of his securities of the Issuer or conducting similar transactions with respect to the securities of the Issuer or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

CUSIP NO. 882672108

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 37,036,916 Shares outstanding, which is the total number of Shares outstanding as of April 8, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2013.

As of the date hereof, the Reporting Person beneficially owned 2,513,597 Shares, constituting approximately 6.7% of the Shares outstanding, consisting of 1,889,597 Shares he owns directly, 149,000 Shares issuable upon the exercise of warrants and 475,000 Shares issuable upon the exercise of options.

(b)           The Reporting Person has the sole power to vote and dispose of the Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Person.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors of Texas Rare Earth Resources Corp. dated June 3, 2013.

CUSIP NO. 882672108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013	/s/ John C. Tumazos
JOHN C. TUMAZOS

CUSIP NO. 882672108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JOHN C. TUMAZOS

10,000	0.3750	05/16/2013
17,237	0.3706	05/17/2013